[redacted]

ITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

02022480

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12730

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M H Leblang, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 East 56th Street #6F
(No. and Street)

New York, New York 10022
(City) (State) (Zip Code)

RECEIVED MAR 25 2002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Leblang 212 308-5850
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Manowitz, CPA
(Name — *if individual, state last, first, middle name*)

300 Garden City Plaza #326 Garden City, New York 11530
(Address) (City) (State) Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4-24-02

SEC 1410 (3-91)

Robert Manowitz
Certified Public Accountant
300 GARDEN CITY PLAZA, SUITE 326 · GARDEN CITY, NY 11530 · (516) 741-4334 · FAX (516) 741-3647

The Board of Directors
M.H. Leblang, Inc.

I have audited the accompanying statement of financial condition as of December 31, 2001 and the related statement of income, statement of changes in financial condition, statement of changes in stockholders' equity for the year then ended. I have also audited the supplemental statement of changes in liabilities subordinated to claims and creditors, computation of net capital under rule 15c3-1 of the securities and exchange commission, computation for determination of reserve requirements under rule 15c3-3 of the securities and exchange commission, reconciliation of the computation of net capital under rulec3-1 and the computation for determination of the reserve requirements under exhibit A of rule 15c3-3. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.H. Leblang, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

Robert Manowitz

Robert Manowitz
Certified Public Accountant

Garden City, New York
February 8, 2002

M.H.LEBLANG, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS		
Cash in bank-checking		
Cash in bank-Dreyfus	8,666	
Prepaid corporation taxes	889	
Due from officer	13,162	
	39,247	
TOTAL ASSETS		$ 61,964
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Payroll taxes payable		$ 1,199
STOCKHOLDERS' EQUITY		
Common Stock, 200 no par value	5,000	
Retained earnings	55,765	
TOTAL STOCKHOLDERS' EQUITY		60,765
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 61,964

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES		
Commission income		$ 1,047,848
EXPENSES		
Commissions	$ 908,471	
Data processing	695	
Donations	200	
Dues	1,545	
Employee benefits	27,335	
Entertainment	18,612	
Gifts	6,883	
Insurance	5,796	
Licenses	700	
Office expense	11,588	
Postage	2,040	
Printing	500	
Professional fees	5,250	
Rent	14,186	
Salary	19,800	
Payroll taxes	1,523	
Telephone	2,505	
Travel	11,816	
Utilities	1,466	
TOTAL EXPENSES		1,040,911
NET INCOME		$ 6,937

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net income for period	$ 6,937
Changes in operating assets and liabilities	
Prepaid corporation taxes	(1,150)
Due from officer	(11,999)
Accounts payable	(1,200)
Payroll taxes payable	391
NET DECREASE IN CASH	(7,021)
CASH-JANUARY 1, 2001	16,576)
CASH-DECEMBER 31, 2001	$ 9,555

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Retained earnings-January 1, 2001	$ 48,828
Net income for period	6,937
Retained earnings-December 31, 2001	$ 55,765

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

Note 1. Organization

M.H. Leblang, Inc. is a broker-dealer, registered with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company was incorporated in the State of New York in 1966.

Note 2-Summary of Significant Accounting Policies

The financial statements of the Corporation are presented on the accrual basis of accounting.

Depreciation

Depreciation is provided on a straight line basis over the useful life of the asset.

M.H. LEBLANG, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2001

None

M.H.LEBLANG, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

NET CAPITAL

Total stockholders equity	$ 60,765
Haircuts on securities	
Bankers' acceptance, certificate of deposits and commercial	18
Net capital	$ 60,747

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

Credit balances	$ -0-
Debit balances	-0-
REQUIRED DEPOSIT	$ -0-

The accompanying accountants' report and notes are an integral part of this financial statement.

M.H. LEBLANG, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2001

Net capital Rule 15c3-1	$ 60,765
Reserve requirements Rule 15c3-3	-0-
Net capital	$ 60,765

The accompanying accountants' report and notes are an integral part of this financial statement.

OATH OR AFFIRMATION

I, Milton Leblang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M H Leblang, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Pres

Title

ROBERT S. GRECO
Notary Public, State of New York
No. 02GR4976498
Qualified in Nassau County
Commission Expires January 14, 20 03

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.H.LEBLANG, INC.

REPORT OF ANY MATERIAL INADEQUACIES FOUND TO EXIST SINCE DATE OF PREVIOUS AUDIT

FOR THE YEAR ENDED DECEMBER 31, 2001

No material inadequacies found.